October 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

    Robert S. Littlepage, Accountant Branch Chief

    Robert Shapiro, Staff Accountant

Re: Equinix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

File No. 000-31293

Filed February 28, 2014

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter supplements our response to the second comment set forth in your letter dated August 7, 2014. For your convenience, we have repeated the comment in your letter and some of our initial replies.

Form 10-K for the Year Ended December 31, 2013

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

2. Similarly, please tell us how you evaluated the severity of the other control deficiencies that were identified in connection with the immaterial error corrections noted in your filing (recoverable taxes in Brazil, foreign currency embedded derivatives, cash flow reclassification, and errors in depreciation, stock-based compensation, and property tax accruals). Please include in your response how you considered aggregation of these deficiencies and the deficiency referenced above related to non-recurring installation fees in your evaluation. In particular, discuss whether and how aggregation was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework (especially the monitoring component in light of the operating deficiencies and the risk assessment component in light of the design deficiencies).

RESPONSE TO COMMENT 2:

As part of the evaluation and aggregation of the control deficiencies, the Company considered whether each deficiency, individually or in the aggregate, would rise to the level of a material weakness. In conducting our aggregation analysis, we considered whether the deficiencies in design were indicators of a separate deficiency in the risk assessment component of COSO and whether deficiencies in operating effectiveness were indicators of a separate deficiency in the monitoring component of COSO.

In order to evaluate the significance of the identified deficiencies, the Company considers the deficiencies as well as the assessment of the “could factor” in light of the Company’s view of materiality for its financial statements. The Company determines materiality using a combination of the following key metrics, which are revenue, adjusted EBITDA1 and profit before taxes (“PBT”). Therefore, the Company’s response to the SEC staff’s comments incorporates our evaluation of the identified deficiencies in this context. For the year ended December 31, 2013, the Company’s materiality was $15.2 million. The errors disclosed in Note 2 of the Company’s Form 10-K for the year ended December 31, 2013 are discussed as follows:

I. Impact of design deficiencies on internal control over financial reporting (“ICFR”):

Non-recurring installation fees

During Q3 FY13, the Company determined that there was additional relevant available data to determine the period over which deferred non-recurring installation fees should be amortized (“deferral period”). The impact of this error, on a rollover basis, was approximately $5 million for FY 2013 and was 0.3%, 0.5% and 4.7% of revenues, adjusted EBITDA and PBT respectively, which was deemed to be immaterial.

The Company determined that the deficiency was a significant deficiency in the design of the Company’s controls. The root cause of the deficiency resulted from the approach the Company took to assess the appropriateness of the amortization period, which focused on reviewing certain data points instead of analyzing the operational data. This approach, and the skillset of the resources deployed, was based on the Company’s risk assessment of the deferred non-recurring installation fees considering the materiality of the balances and patterns observed in customer installation periods.

The error related to the recognized portion of deferred installation revenues, which represents approximately 2.4% of the Company’s total revenues. The period over which

[1]

The Company uses adjusted EBITDA to communicate its results to investors and analysts and defines this metric to exclude non-cash stock-based compensation, accretion expense, restructuring charges, impairment charges and acquisition costs, in addition to depreciation and amortization.

the customer installations remain in place is not volatile. The Company made an assessment that it would require a significant change in the deferral period for the impact on the Company’s financial statements to be material. However, due to the growth in the Company’s business, the Company proactively re-assessed the risk in this area, added resources and redesigned the processes and controls. This immaterial error was identified as a result of these enhanced processes and additional resources. As it relates to financial reporting, the operational information obtained from the non-financial system and used in the calculation is only used for installation revenues in determining the deferral period. This deficiency was remediated as of the end of FY 2013 by the introduction of a new control.

As this was a deficiency in the risk assessment component of COSO, the Company analyzed the impact of this deficiency on its overall risk assessment process and noted the following:

•	The root causes of the other deficiencies were not related to resources (see below);

•	There were no other control deficiencies identified in areas utilizing operational data from non-financial systems;

•	As the business grew, the Company identified a need to enhance its controls, and brought in resources with the skillset to consider the operational data before the error became material to the financial statements.

Based upon the above, the Company concluded there was not a broader risk assessment component related to the root cause of this deficiency.

Recoverable taxes in Brazil

In Q3 FY13, the Company identified a design deficiency in its mergers and acquisition (“M&A”) controls related to the income statement classification of indirect taxes. As a result of this deficiency, annual revenues and cost of revenues in the income statement were each overstated by approximately $2.9 million.

This error occurred because at the time of the acquisition of ALOG Data Centers do Brasil S.A. and its subsidiaries (“ALOG”) in FY 2011, the Company did not have a control activity to assess the income statement classification of indirect taxes for acquired businesses. The Company determined that the deficiency was a control deficiency in the design of the Company’s M&A controls.

In considering the potential misstatement, the Company assessed that these indirect taxes, which do not exist in other countries where the Company has operations, are specific to Brazil, and the misclassification represented the total amount of the indirect taxes. The total indirect taxes in Brazil have historically not been material and are not expected to be material. The error was solely a classification issue on the income statement and did not have an impact on the Company’s PBT, adjusted EBITDA, balance sheet or cash flow statements. The Company did not identify any other errors or deficiencies in the accounting for the purchase of ALOG. This deficiency was remediated during FY 2013.

As a result of the above analysis, the Company concluded that this deficiency was a control deficiency.

Foreign currency embedded derivatives

In Q4 FY12, the Company identified a deficiency related to transactions that are billed in a currency (generally the U.S. dollar) other than the functional currency of either the transacting Equinix entity or its counterparty. Effectively, the Company failed to identify that embedded derivatives existed within these transactions. The total amount of the rollover adjustment in FY 2012 was approximately $2.3 million.

This deficiency occurred as the regional accounting teams were not aware of the technical accounting requirements related to these types of derivatives embedded in revenue contracts, which is considered a complex technical accounting topic. Since the regional accounting teams were not aware of these requirements, they failed to communicate the clauses in these contracts to the corporate accounting team. Due to this, the embedded derivatives in the revenue arrangements were not appropriately accounted for. The Company determined that the deficiency was a significant deficiency in the design of the Company’s controls.

As a part of its assessment of the potential misstatement, the Company analyzed the maximum potential misstatement. Annual revenues from such contracts were approximately $123 million for FY 2012 or 0.6% of annual revenues and $80 million of such revenues contained embedded derivatives. These contracts were primarily in the Company’s Asia-Pacific (“APAC”) region (the amounts in other regions are inconsequential). The Company performed an analysis to assess the potential misstatement and determined that it is not reasonably possible that the impact on interim and annual revenues from such contracts would be material. The Company performed this analysis by applying the absolute value of historical exchange rate movements on the impacted revenue from such contracts in order to assess the potential misstatement and noted that the reasonably possible potential misstatement amount could be approximately $3 million, which was not material. In addition, the Company assessed the potential that other highly technical accounting matters could be resident within the Company’s regions that would not be communicated to the corporate accounting team for evaluation. The accounting of the transactions addressed by the regions, including revenues, is generally not complex. The regions are provided with instructions to prepare their financial statements and their financial reporting packages and to identify potential matters which may require additional technical accounting assessments. These identified matters are then reviewed by the corporate accounting team for appropriate accounting treatment. There have not been any other exceptions identified in the affected regions related to understanding of U.S. GAAP matters, nor were there any other potential transactions identified as part of the assessment that were not being appropriately contemplated in the instructions or communicated as part of the reporting packages. The Company has enhanced its controls by implementing additional controls related to embedded derivatives and the deficiency was remediated during FY 2013.

In addition to the above, the Company also analyzed whether the deficiency represented a broader issue with the information and communication component of COSO. The Company concluded that this deficiency does not reflect a pervasive information and communication issue, since the deficiency was limited primarily to the APAC region, where the Company has historically not identified any information and communication issues as it has controls in place related to instructions and communications as part of the financial reporting packages. As per the analysis above, the total potential misstatement due to this deficiency could not be material. The regions have a process in place to communicate complex transactions on a regular basis to the corporate accounting team, which is done by way of quarterly meetings and inclusion of these transactions in the regional reporting package. No other deficiencies have been noted in these processes. In addition, transactions that involve complexity are normally not analyzed at the regional level but are evaluated by the corporate accounting team. The Company also has a control over revenue arrangements with non-standard terms and conditions. Such revenue arrangements are communicated to the corporate accounting team by the regions for review of the accounting. The Company has not noted any deficiencies in the operation of this control. Therefore, the Company concluded that this deficiency did not represent a pervasive issue with the information and communication component of COSO.

Error in depreciation

In Q3 FY13, during an evaluation of a lease amendment, the Company identified a deficiency due to an exception in the estimated useful lives of certain fixed assets related to the property, when the original lease was entered into in FY 2004. As a result of this deficiency, the Company recorded $2.5 million of cumulative incremental depreciation expense (the annual depreciation expense was approximately $300,000). The Company determined that the deficiency was a control deficiency in the design of the Company’s controls.

As a part of its assessment of this deficiency, the Company noted that the accounting team appropriately identified all the other terms of this lease that had an accounting implication. The clause in the lease, which resulted in this deficiency, was unique to this lease and does not exist in any other lease that the Company has. Additionally the Company does not lease equipment from its landlords as a business practice. Since the inception of this lease in 2004, the Company has enhanced its controls related to the review of fixed asset category mapping, depreciation expense analytics and lease accounting and the above deficiency was identified as a result of the operation of the above controls. This error was considered remediated by the end of FY 2013.

As a result of the above analysis, the Company concluded that this deficiency was a control deficiency.

Overall assessment of design deficiencies

The Company performed an overall assessment of the impact of the above design deficiencies in the Company’s ICFR to consider whether a separate deficiency existed in the risk assessment component of COSO.

The Company carries out its risk assessment process to identify those risks of misstatement that could, individually or in combination with others, result in a material misstatement of the financial statements. The Company’s management uses its knowledge and understanding of the business, and its organization, operations, and processes, to consider the sources and potential likelihood of misstatements in financial reporting elements. It considers “what could go wrong” within a financial reporting element in order to identify the sources and the potential likelihood of misstatements and identifies those that could result in a material misstatement of the financial statements. The Company’s evaluation of the risk of misstatement also includes consideration of the vulnerability of the entity to fraudulent activity. As a result of this evaluation, the Company sets up processes, establishes controls and allocates resources.

We considered the following in evaluating whether the aggregation of the design deficiencies indicated a separate deficiency in the risk assessment component of COSO:

•	The non-recurring installation fees was a deficiency in risk assessment which occurred due to the approach the Company took to assess the appropriateness of the amortization period and not having the appropriate resources to identify, extract, and analyze the operational data. As the risk increased with the Company’s growth, the Company hired the appropriate resources before the error became material;

•	With regard to the recoverable taxes in Brazil, controls were implemented and existed related to our purchase accounting. The deficiency was limited to classification issues of indirect taxes that existed in Brazil. There were other unique accounting issues related to this and the Company’s other acquisitions in which the Company’s controls appropriately identified and accounted for the transactions;

•	Although the deficiency regarding foreign currency embedded derivatives related to information and communication, it was not pervasive to the region or throughout the Company;

•	The error in depreciation resulted from a decision in 2004 and there are no other similar arrangements in other leases. Also, enhancements in controls by the Company detected this issue when the lease was amended;

•	The total potential misstatements as a result of the deficiencies was determined not to be material either quantitatively or qualitatively. Also, certain of the errors were identified by the Company’s enhancement of its controls as a result of the risk assessment process.

Based on the above, the Company concluded there was not a similar root cause and therefore, no separate deficiency existed when considering the design deficiencies in the aggregate related to the risk assessment component of COSO.

II. Impact of operating deficiencies on ICFR:

Cash flow reclassification

In Q4 FY12, the Company noted that certain payments made in connection with the purchase of the acquisition of a Hong Kong based data center provider (the “Asia Tone Acquisition”) were not included in the cash used in investing activities but were included in the cash provided by operating activities in the statement of cash flows. The total amount of the error was approximately $5 million, which was 0.8% and 1.1% of operating and investing cash flows for FY 2012.

The deficiency occurred when the cash flow preparation process failed to appropriately identify and reflect the appropriate classification of the remaining purchase price payment for the Asia Tone Acquisition, in the statement of cash flows. The Asia Tone Acquisition was the only acquisition where the Company paid the purchase price over a period of time. As a result of this deficiency, the cash used in investing activities and cash provided by operating activities were understated. The Company determined that the deficiency was a control deficiency in the operating effectiveness of the Company’s controls.

As a part of its assessment of the impact of the above deficiency, the Company determined that the impact was limited to classification of balances in the cash flow statement which led to an understatement of cash flow sub-totals (operating and investing activities) and had no income statement or balance sheet impact. There were no other errors or control deficiencies identified in the cash flows impacting the sub-totals in FY 2012 and FY 2013. The Asia Tone Acquisition was the only acquisition in which the Company has paid the purchase consideration over a period of time. In the case of all other acquisitions, the purchase consideration was paid at closing. The deficiency was remediated during FY 2013.

Since there were no other errors or control deficiencies identified by the Company in the cash flows impacting the sub-totals, the fact that the error was due to an unusual payment provision (for the Company) in the acquisition agreement and the immateriality of the actual and potential amount of the error, the deficiency was classified as a control deficiency.

Error in stock-based compensation

In Q1 FY13, the Company identified an error in the requisite service period of the first tranche of performance-based stock grants provided in February 2012 which resulted in an overstatement of stock-based compensation expense of $1.1M in FY 2012 and a respective understatement in Q1 FY13.

The deficiency occurred due to the failure by the reviewer to appropriately determine the requisite service period over which the compensation expense for these performance-based stock grants should be recognized. The Company determined that the deficiency was a control deficiency in the operating effectiveness of the Company’s controls.

As a part of its assessment of the above deficiency, the Company determined that the potential magnitude of the error was not material considering the potential total expense for these performance-based stock grants. The total expense for this tranche was approximately $9 million with the difference in the requisite service period being a maximum of three months (i.e. requisite service period of 12 months versus 9 months). The Company did not identify any other deficiencies in the application of the requisite service period of its other stock-based compensation grants, which are also reviewed by the same individual. Additionally, these grants represent the entire population of performance-based stock grants for the Company for which no other exceptions in the review were identified. The deficiency was remediated during FY 2013.

As a result of the above analysis and the immaterial amount of the error and potential error, the deficiency was classified as a control deficiency.

Error in property tax accruals

In Q1 FY12, the Company identified an error in accounting for property taxes related to one of its data center campuses. In Q1 FY11, the Company began to accrue additional property taxes based on an inquiry from the local county assessor. During FY 2011, based on an opinion from a property tax consulting firm engaged by the Company, the Company believed such accrual would no longer be required. However, the Company failed to release the accrual until Q1 FY12. The amount of the error was $2.3 million, based on advice of an external expert, and therefore this amount represented the maximum potential amount of the error. The total annual property tax expense for owned properties in the impacted country is only $5.6 million and $4.2 million for FY 2011 and FY 2012, respectively. Due to this the Company believes that there is not a reasonable possibility that a potential property tax error would be material.

The deficiency occurred due to the failure of the reviewer of this control to timely release the liability. The Company determined that the deficiency was a control deficiency in the operating effectiveness of the Company’s controls.

As a part of its assessment of the deficiency the Company assessed the other controls performed by this individual and noted that there were no exceptions identified in these controls and therefore, these controls were deemed to be operating effectively. This deficiency was remediated in FY 2012.

As a result of the above analysis and the immaterial amount of the error and potential error resulting from the deficiency, the deficiency was classified as a control deficiency.

Under-accrual of reserves for doubtful receivables and classification of customer rebates balance in one of the Company’s subsidiaries.

In addition to the errors identified in Note 2 of the Company’s Form 10-K for FY 2013, the Company had one significant deficiency in FY 2013 as a result of the aggregation of deficiencies related to its reserves for doubtful receivables and the income statement classification of customer rebates with respect to one customer in one of its subsidiaries. The allowance for doubtful accounts was understated by approximately $1 million and the customer rebates of approximately $1 million were misclassified in the income statement, resulting in a gross up of revenues and expenses.

The root cause of the error related to under-accrual of reserves for doubtful receivables was the inadequate review and documentation of the aged outstanding receivable balances by one of the employees in this subsidiary. Additionally, the misclassification of the customer rebates balance was an error in the application of group accounting policies by the same employee. Although the amount of actual and potential error as a result of these deficiencies was insignificant, the Company aggregated these deficiencies to a significant deficiency in FY 2013.

Prior to the identification of these errors and the related deficiencies, the Company had been monitoring the performance of said employee in its subsidiary which resulted in this individual’s termination in Q2 2013. This employee’s financial reporting responsibilities were assessing the collectability of receivables and working on customer specific areas such as customer rebates. The total amount of receivables subject to an evaluation for reserves in this subsidiary was approximately $6 million and hence not material to the consolidated financial statements. The Company assessed the risk of a potential material misstatement on this matter as remote. In addition, the total amount of revenues subject to the income statement classification deficiency, was not material and was limited to a contract with a single customer. Typically, the Company does not provide volume rebates to customers on power contracts. Power contracts are normally billed on actual power consumed. This customer agreement was determined to be the only contract that contained such a customer rebate. In addition higher level regional controls exist in the impacted region, which is how these errors were detected before they became material.

As a result of the above analysis and the immaterial amount of the exception and potential exception resulting from the deficiencies, these deficiencies were each classified as a control deficiency. These deficiencies were also aggregated and the Company concluded that these deficiencies represented a significant deficiency in the Company’s ICFR.

Overall assessment of operating deficiencies

The Company performed an overall assessment of the impact of the above operating deficiencies in the Company’s ICFR to determine whether a separate deficiency existed in the monitoring component of COSO.

In making this assessment, the Company considered the following:

•	The above deficiencies were not pervasive in nature;

•	Other than the exceptions related to the cash flow statement and stock-based compensation, all the other exceptions pertained to different individuals and no other significant issues were identified in the controls performed by these individuals;

•	Other than the exceptions related to cash flow statement and stock-based compensation, all the other exceptions pertained to different geographic regions;

•	As it relates to the aggregated deficiency in one of the Company’s subsidiaries, the Company was monitoring this employee before the issues were known and a higher level control detected the errors;

•	The Company identified each of the errors;

•	The total potential misstatements as a result of the deficiencies both quantitatively and qualitatively were determined not to be material.

As a result, the Company concluded these deficiencies did not have a similar root cause, and therefore, concluded there was not a separate deficiency in the COSO monitoring component.

Overall conclusion

The Company concluded that the design and operating deficiencies, raised in Note 2 of the Company’s Form 10-K for the year FY 2013, originated in prior years, were remediated by the end of FY 2013, and the risk assessment, information and communication, monitoring, and overall control environment components of the COSO framework were not adversely impacted for the year ended December 31, 2013.

Based on such analysis performed, the Company concluded that it maintained, in all material respects, effective ICFR as of December 31, 2013 based on criteria established in Internal Control – Integrated Framework issued by COSO.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith

Brandi Galvin Morandi